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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   Form 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of January 2005
                       Commission File Number: 000-30735

                           Rediff.com India Limited
                (Translation of registrant's name into English)

             1st Floor, Mahalaxmi Engineering Estate, L.J. Road #1
                         Mahim (West), Mumbai 400 016
                    (Address of principal executive office)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F |X| Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes |_| No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)




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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Rediff.com India Limited
                                        (Registrant)
Date:  January 25, 2005


                                        By:  /s/ Joy Basu
                                            ------------------------------------
                                            Name: Joy Basu
                                            Title: Chief Financial Officer
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rediff.com

         Rediff.Com India Limited
         1st floor, Mahalaxmi Engineering Estate, L.J. Road # 1, Mahim (W), Mumbai - 400 016. Tel: (022) 2444 9144, Fax: (022) 2445 5346.
         Web site: www.rediff.com

                                 News Release
                                 ------------

                 Rediff.com Announces Resignation of Director

Mumbai, India, January 25, 2005

Rediff.com India Limited (Nasdaq: REDF), one of the premier worldwide online providers of news, information, communication, entertainment and e-commerce services for Indians announced the resignation of Mr. Abhay Havaldar from its Board of Directors. Mr. Ajit Balakrishnan, the company's Chairman and Managing Director, thanked Mr. Havaldar for his service to the Board and wished him well for his future endeavours.

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About Rediff.com

Rediff.com (Nasdaq REDF) is one of the premier worldwide online provider of news, information, communication, entertainment and e-commerce services for Indians.

Known for being one of the first with news and providing accurate and trustworthy information, Rediff.com provides an ideal platform for Indians worldwide to connect with one another online fast. Rediff.com is committed to offering a personalized and a secure surfing and shopping environment.

Rediff.com additionally offers the Indian American community one of the oldest and largest Indian weekly newspapers, India Abroad.

Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi and New York, USA.

Safe Harbour

Except for historical information and discussions contained herein, statements included in this release may constitute "forward-looking statements." These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, the slowdown in the internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy, managing risks associated with customer products, the wide spread acceptance of the internet as well as other risks detailed in the reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and it's subsidiaries may, from time to time, make additional written and oral forward looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

For further details contact:

Debasis Ghosh
Rediff.com India Limited
Tel.: 91-22-24449144. Extn.: 266.
E-mail: investor@rediff.co.in